Exhibit 99.4

Final Reminder for Nano Dimension Shareholders to Vote FOR Its Highly Qualified Director Nominees

Final Deadline to Vote is 12:00 p.m. ET TODAY – Shareholders Must Call Their Brokers IMMEDIATELY to Ensure Their Vote is Counted!

To Learn More About Nano’s Strategy and How to Vote: www.ProtectingNanoValue.com

Waltham, Mass., Aug. 31, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or “Nano” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, today reminded shareholders that the final deadline to vote at the Company’s 2023 Annual General Meeting (“Annual Meeting”) is 12:00 p.m. ET today.

Shareholders must call their brokers immediately to get their votes in before the final deadline expires.

Votes must be received by 12:00pm ET on August 31, 2023. Shareholders are encouraged to call their brokers immediately to get their votes in before the deadline expires.

The Annual Meeting will be held on Thursday, September 7th, at 8:00 a.m. ET. Shareholders of record as of the close of business on July 31st, 2023, are entitled to vote at the meeting.

The Company’s definitive proxy statement and other important information and resources relatedto the Annual Meeting can be found at www.ProtectingNanoValue.com or the investor relations page of the Company’s website.

If you have questions about how to vote your shares, please contact:

INNISFREE M&A INCORPORATED Shareholders, Call Toll-Free: at (877) 717-3923 (for U.S. and Canada) Or +1 (412) 232-3561 (all other countries). Banks and Brokers, Call Collect: (212) 750-5833

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit  www.nano-di.com .

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses: long-term value creation opportunity and shareholder value; and Murchinson’s intentions related to the Company. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Investor Relations | ir@nano-di.com

NANO DIMENSION MEDIA CONTACTS
Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com